[Education Management Corporation Letterhead]
April 6, 2009
Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Re:	Education Management Corporation Form S-1 Amendment No. 3 Filed February 23, 2009 File No. 333-148259
Dear Mr. Spirgel:
     We are providing this letter in response to the comments of the Staff contained in your letter dated March 12, 2009 regarding Amendment No. 3 to the Form S-1 filed by Education Management Corporation on February 23, 2009 (File No. 333-148259) (the “Form S-1”). Set forth below are the Staff’s comments and our responses.
Risk Factors, page 14
If regulators do not approve transactions involving a change of control..., page 19
COMMENT NO. 1:
     We note your disclosure in this risk factor that you have received confirmation from all but one of the applicable state educational agencies that authorizes or licenses your schools that the offering will not constitute a change of control under their respective standards. Please revise your disclosure to indicate whether you expect to receive such confirmation from the one state which has not confirmed that the offering is not a change of control prior to the confirmation of the offering and discuss the consequences if you do not receive such a confirmation.
RESPONSE:
     Since the filing of Amendment No. 3 to the Form S-1, we have received confirmation from the last remaining state that the offering will not constitute a change of control under that state’s standards. Accordingly, we have revised the discussion on page 19 of Amendment No. 4 to the Form S-1 to indicate that we have received confirmation from all of the applicable state educational agencies that authorize or license our schools.

If our students were unable to obtain private loans from third party lenders..., page 20
COMMENT NO. 2:
     We note your disclosure that, effective January 1, 2009, you have entered into an agreement with Sallie Mae to provide student loans to your current students that replaces an agreement that expired in December, 2008. Please discuss your plans for a further agreement when the current agreement expired on May 31, 2009 and whether you are considering any alternative arrangements in lieu of such an agreement.
RESPONSE:
     We have expanded our disclosure on page 21 of Amendment No. 4 to the Form S-1 to discuss our plans with respect to the agreement with Sallie Mae that currently is scheduled to expire on May 31, 2009. In addition, as disclosed on page 21 of Amendment No. 4 to the Form S-1, the agreement with Sallie Mae provides up to $20.0 million of loans to current students who received a loan from Sallie Mae prior to April 17, 2008 and are continuing their education, but who do not satisfy Sallie Mae’s current standard underwriting criteria yet meet a minimum credit score standard. The loans provided under this program represent a relatively small percentage of the aggregate amount of loans made to our students by Sallie Mae, which was approximately $324.4 million in fiscal 2008. Over time, the number of our students eligible for loans under this agreement with Sallie Mae will decline. Also, we expect that the overall reliance by our students on private loans, such as loans from Sallie Mae, will decrease over time as a result of several factors, including the additional training that we have provided to our financial aid officers to enable them to better advise prospective students regarding alternative financial resources, as disclosed on page 57 of Amendment No. 4 to the Form S-1. If we were not able to extend our current agreement with Sallie Mae or to enter into a comparable new agreement, we would work with the students eligible for loans under the current agreement with Sallie Mae to pursue alternate financing options for them, including through our Education Finance Loan program.
Use of Estimates and Critical Accounting Policies
Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 68
COMMENT NO. 3:
     We note that goodwill accounted for 63% of total assets as of December 31, 2008. You disclose that no impairment charges were recorded as a result of the annual goodwill impairment test, but you did not disclose when the annual impairment test was performed. Given the general tightening of the credit markets and decline of the economy as disclosed in your risk factors at pages 22 and 23, tell us when you performed your annual impairment test and whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment under SFAS 142 was required.
     In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:
•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Tell us the amount by which the fair value of each of your reporting units exceeds its carrying value.

•	Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1)	the discount rates for each reporting unit and how these discount rates were determined,

2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)	your consideration of any market risk premiums.

•	Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•	In addition, if the fair value of any of your reporting units does not exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.
     For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
RESPONSE:
     We have revised our discussion on pages 67 through 70 and F-10 of Amendment No. 4 to the Form S-1 to disclose that our annual impairment testing date is April 1 and the reasons why management does not believe any impairment triggering events occurred between April 1, 2008 and December 31, 2008. We also have provided more robust commentary regarding the assumptions we use in order to perform our annual impairment tests and evaluate the performance of our reporting units on an ongoing basis.
     We also advise the Staff that we have not changed our reporting units since the Transaction was completed on June 1, 2006 and that our goodwill allocation has not changed materially since that date. The only changes to our goodwill allocation since the Transaction was completed have been immaterial movements in goodwill that have been disclosed in earlier public filings made by Education Management, LLC, our wholly owned subsidiary.
Note 2 — Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, page F-10
COMMENT NO. 4:
     We note that tradenames and accreditations accounted for 10% of total assets as of December 31, 2008. Disclose the timing of your annual impairment test and whether you performed a subsequent interim impairment evaluation. If no interim impairment test was performed, you should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required. In light of the significance of these intangible assets, you should provide robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of indefinite lived intangible assets.
RESPONSE:
     We have revised our discussion on pages 67 through 70 and F-10 of Amendment No. 4 to the Form S-1 to disclose that our annual impairment date is April 1 and the reasons why management does not believe any impairment triggering events occurred between April 1, 2008 and December 31, 2008. We also have provided more robust commentary regarding the assumptions we use in order to perform our annual impairment tests.
* * *
     Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-1, please contact me at 412-562-0900 at your earliest convenience.

Sincerely, EDUCATION MANAGEMENT CORPORATION
By:	/s/ Edward H. West
Edward H. West
President and Chief Financial Officer